UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Essential Group, Inc.

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

03061D200

(CUSIP Number)

Stanley Smith

Vice President

Claneil Enterprises, Inc.

Suite 400

630 West Germantown Pike

Plymouth Meeting, PA 19462

(215) 828-6331

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 3 Pages)

CUSIP No.	03061D200	Page 2 of 3 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Claneil Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

Page 3 of 3 Pages

SCHEDULE 13D

Introduction

This Amendment No. 1 to Schedule 13D originally filed by Claneil Enterprises, Inc. (the “Reporting Person”) on February 14, 2002 (the “Original Filing”). LHC Corporation, which also had beneficial ownership of the securities reported in the Original Filing, was converted to a limited liability company on February 24, 2005 and merged into the Reporting Person on April 8, 2005.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to shares of the Class A Common Stock, par value $.001 per share (the “Class A Common Stock”) of Essential Group, Inc., a Delaware corporation formerly named AmericasDoctor.com, Inc. (the “Issuer”), having its principal executive offices at 1325 Tri-State Parkway, Suite 300, Gurnee, Illinois 60031.

Item 5.	Interest in Securities of the Issuer.

On November 30, 2005, the Reporting Person sold an aggregate 833,334 shares of Class A Preferred Stock, convertible on a one-for-one basis into Class A Common Stock, and options to purchase 35,000 shares of Class A Common Stock at $2.00 per share, in privately negotiated transactions to three individuals. The price of paid in each separate transaction was the $0.0065 per share of Class A Preferred Stock. No separate consideration was allocated to the options. As a result of those transactions, the Reporting Person owns no securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2005

CLANEIL ENTERPRISES, INC., a Pennsylvania corporation

/S/ STANLEY SMITH
Stanley Smith Vice President